Exhibit 99.1

MEDIA RELEASE

October 19, 2021

Algoma Steel and Legato Merger Corp. Close Business Combination

— Algoma’s common shares will begin trading on the Nasdaq and TSX on October 20th, 2021 under the ticker symbol “ASTL”

— The transaction brings approximately USD 306M in capital as Algoma contemplates a transition to electric arc steelmaking

— Michael McQuade continues as Algoma Steel CEO

SAULT STE. MARIE, CANADA October 19, 2021 — Today Algoma Steel Group Inc., parent company of Algoma Steel Inc. (“Algoma”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced the completion of their merger with Legato Merger Corp. (“Legato”), a publicly-traded special purpose acquisition company, taking public a company that is working to build a new era in steel through its transformational journey. The transaction, including the concurrent private investments (“PIPE”), provided net proceeds of approximately USD 306 million to Algoma, which are expected to be used for strategic investments, including Algoma’s proposed transformation to electric arc furnace steelmaking (“EAF”).

Algoma’s common shares are scheduled to begin trading on the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (the “TSX”) under the symbol “ASTL” on October 20, 2021, and its warrants are scheduled to begin trading on the Nasdaq and the TSX on the same day under the symbols “ASTLW” and “ASTL.WT”, respectively. Legato’s shares of common stock, units and warrants will be delisted from the Nasdaq. Each Legato unit will become one Algoma common share and one warrant to purchase one Algoma common share, and shares of Legato common stock and warrants will be exchanged for an equal number of Algoma common shares and warrants, respectively.

Michael McQuade, CEO of Algoma commented on the listing, “We are thrilled to complete our business combination with Legato and return Algoma to the public market. Algoma is building a new era in steel. We are investing in our people and processes, and optimizing our operations to embrace a more sustainable future. In two short years, we upgraded our cornerstone asset, the Direct Strip Production Complex, we constructed our second ladle metallurgy facility, and we embarked on an extensive upgrade to our Plate Mill—Canada’s only discrete plate and heat-treating

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

facility. The momentum is building as we look to a proposed transition to electric arc steelmaking, a fundamental change that has the potential to increase our production capacity while shrinking our environmental footprint with a reduction of more than 70% in carbon emissions.”

McQuade continued, “I want to thank the Legato team for their partnership and shared vision as well as our Algoma team – an incredibly skilled, customer-driven group of employees who prioritize safety and care about their community. Together we have embraced change and remain focused on what is possible.”

David Sgro, CEO of Legato said, “Algoma’s leadership team has successfully positioned the company very competitively within the industry. In addition, they have laid the groundwork to potentially transform Algoma into one of North America’s leading suppliers of green steel. We are excited to complete this combination and our significant investment in Algoma provides a platform for growth as a sustainable employer and advanced manufacturer of quality steel products essential to the automotive, manufacturing, energy, and construction sectors. I am sure Algoma will continue its rich tradition of steelmaking excellence as a committed steward of the environment and a steadfast supporter of the community where it has operated since 1901. I look forward to working with the Algoma team as they continue to execute on the Company’s transformation.”

The Transaction

As a result of this transaction Algoma has received USD 306 million in net proceeds, consisting of funds from Legato’s former trust account and from a private placement in public equity (PIPE), after redemptions and transaction fees. The PIPE was anchored by strategic steel industry participants, as well as investments from Legato’s Chairman, TD Wealth Management, Vantage Asset Management, JC Clark, Hite and Goodwood Fund.

As previously disclosed, Algoma is filing a non-offering prospectus with the Ontario Securities Commission in order to become a reporting issuer in Ontario.

Advisors

Goodmans LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as legal counsel to Algoma and Jefferies LLC served as financial advisor to Algoma.

Graubard Miller acted as legal counsel to Legato and EarlyBirdCapital, Inc., BMO Capital Markets and Maison Placements Canada served as financial advisors to Legato.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Cautionary Statement Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities legislation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the benefits of the transaction may not be realized; the risks that Algoma will be unable to realize its business plans, including its proposed transformation journey and intention to become one of North America’s leading suppliers of green steel; the risks associated with the steel industry generally; and changes in general economic conditions, including as a result of the COVID-19 pandemic. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the definitive proxy statement/prospectus described below, filed by Algoma and Legato with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. Algoma’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, Algoma has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is returning to its roots as a customer-focused, entrepreneurial company with the courage and growing capability to meet the industry’s challenges head-on. It is investing in its people and processes, optimizing and modernizing so that it will continue to be your partner in steel.

For more information, please contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Inc.

Phone: +1.705.206.1022

E-mail: brenda.stenta@algoma.com

For Investor inquiries, please contact:

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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